Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Announces Shareholder Resolutions

Adopted at 2012 Annual General Meeting

SHANGHAI, PRC — September 17, 2011 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), a leading Chinese online game developer and operator, today announced that all shareholder resolutions proposed at the Company’s 2012 annual general meeting held in Hong Kong on September 17, 2011 (Beijing Time) were duly adopted. Specifically, the shareholders passed resolutions approving:

1.	Re-election of Mr. Peter Andrew Schloss as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s Articles of Association.

2.	Re-election of Mr. Lu Zhang as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s Articles of Association.

3.	Ratify the Amendment of the 2007 Performance Incentive Plan (the “Plan”) to increase the maximum number of ordinary shares that may be delivered pursuant to awards granted under the Plan to 23,700,000 ordinary shares.

4.	Appointment of the Independent Auditor Ernst & Young Hua Ming for fiscal year 2012.

About Giant

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Giant Online, XT Online, The Golden Land, Elsword, and Allods Online. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Investor Contacts:

Giant Interactive Group, Inc.	Giant Interactive Group, Inc.
Rich Chiang, IR Director	Kristie Chen, IR Manager
T: +86-21-3397-9959	T: +86-21-3397-9971
E: ir@ztgame.com	E: ir@ztgame.com
www.ga-me.com	www.ga-me.com

Fleishman-Hillard
Hon Gay Lau
T: +852-2530-0228
E: giantinteractive@fleishman.com

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